EXHIBIT 99.1

Auryn to commence drilling in Southern Peru at the Huilacollo Gold Project

VANCOUVER, British Columbia, Oct. 23, 2017 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce plans to commence drilling at its Huilacollo oxide gold project located in southern Peru on or before November 10th, 2017.

The Company completed the environmental assessment process for the drill program in early October and is awaiting the final notice to commence operations from the Peruvian Ministry of Energy and Mines, which is expected by the end October.

The initial drill program will include a minimum of 5,000 meters across the Huilacollo project (Figure 1), and will focus on the considerable expansion of the areas around the historic drilling at the top of Andamarca hill. A second phase of drilling will be planned for early in 2018 where continuous surface sampling, spectral analysis, and trenching is ongoing with results pending. Results from this surface program will define additional drill targets across the recently defined 1.8 kilometers of greater than 50 ppb gold in soil anomalies on the southern portion of the project and the newly acquired highly prospective Tacora concession.

The Huilacollo project represents an exceptional opportunity to expand and discover additional oxide gold mineralization in an area with excellent infrastructure including roads to the property, a power substation within 500m of the property, and water access to the property. Huilacollo has seen some modest historic drilling at the top of Andamarca hill; however no further follow up drilling has occurred and significant intercepts such as 82m of 1.20 g/t Au and 6.5 g/t Ag  (see table below) remain open.

Hole_ID	From (meters)	To (meters)	Interval (meters)	Au g/t	Ag g/t
AM-14	0	82	82	1.20	6.5
AM-13	0	62	62	0.94	12.1
AM-13	128	146	18	1.04	4.3
AM-06	0	88	88	1.05	9.0
AM-16	0	82	82	0.99	18.5
AM-01	0	80	80	1.29	11.8
AM-02	0	50.65	50.65	1.24	9.3
HU-3	5.45	39.45	34	2.14	22.1

Peru plans and schedule

· Commencement of drilling at Huilacollo (November 2017)

  Project wide surface work (soils and trenching - ongoing)
  Phase 2 Huilacollo drilling – (2018)

· Sombrero surface community agreements (in Process)

· Banos del Indio surface community agreements (in Process)

Auryn’s technical teams are planning expansive surface programs on the balance of the Peruvian Portfolio once long-term community agreements are secured. The plan is to undertake a 5,000 to 10,000 meter initial discovery oriented drill program at the Sombrero project and to advance the Baños del Indio and Curibaya projects to a drill ready stage in 2018.  Importantly none of these projects have ever been previously drilled.

Ivan Bebek, Executive Chairman and Director stated, “The Peruvian portfolio represents multiple opportunities to make world class gold and copper discoveries. We are very excited to continue our substantial discovery programs through the winter months as we are currently waiting for approximately 25,000 meters of results from our Homestake Ridge and Committee Bay Projects.”

Mr. Bebek further stated, “The discovery opportunity in Peru is exciting for a few reasons. We are targeting outcropping mineralization, there is considerable scalability associated with the district land positions that we have been able to assemble and the projects have excellent access to infrastructure. This initial drill program at Huilacollo is currently fully funded with the Company’s treasury which is expected to carry us into 2018.”

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Huilacollo Intercepts

Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four meters of less than 0.2 g/t Au. True widths of the reported intercepts are believed to be approximately 60% of the drilled widths. Please refer to the technical report available on www.sedar.com.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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